 Exhibit 99.2
Important notice regarding the availability of proxy materials for the shareholders’
meeting to be held on April 30, 2026
Kinross Gold Corporation
Notice of 2026 annual meeting of shareholders
and availability of proxy materials
You are receiving this notification since Kinross Gold Corporation (Kinross or the Company) uses the notice and access model for the delivery of its management information circular (the Circular) in respect of its annual meeting of shareholders (the Meeting) to be held on Thursday, April 30, 2026. Kinross is also providing you with electronic access to its 2025 annual report (the Annual Report) which includes the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2025, the report of the auditors and the associated management’s discussion and analysis.
Under notice and access, as permitted by the Canadian securities regulators, shareholders receive a form of proxy or voting instruction form but instead of receiving paper copies of the Circular and Annual Report, shareholders receive this notice with information on how they may access the Circular and Annual Report electronically. This means of delivery is more environmentally friendly as it helps reduce paper use and reduce the cost of printing and mailing materials to shareholders.
All shareholders are reminded to review the Circular before voting.
This notice provides details of the date and time of the Meeting, including the matters to be voted on at the Meeting. Accompanying this notice is a form of proxy or other voting document that you will need to vote electronically or to vote by proxy.
WHEN:	Thursday, April 30, 2026 10:00 a.m. (Toronto time)	WHERE:	Virtual-only meeting via live audio webcast online at meetings.lumiconnect.com/400-541-772-335 Meeting ID: 400-541-772-335 Password (case sensitive): kinross2026
You may access the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the Meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/lumi-platform/faqs prior to the Meeting. Please note that the virtual meeting platform is not supported on Internet Explorer.
It is important to note that shareholders will not be able to attend this year’s meeting in person. It is important that you review the detailed information on how shareholders can attend, participate in and vote at the Meeting on pages 13 to 20 of the Circular. Registered shareholders may access the Meeting using the control number on their form of proxy. Non-registered (beneficial) shareholders wishing to participate in and vote at the Meeting must first appoint themselves as proxyholders. All proxyholders (including non-registered shareholders who have appointed themselves as proxyholders) must register to attend the Meeting prior to the deadline for the deposit of proxies noted below in order to participate and vote at the Meeting. If they fail to do so, they may still access the Meeting on a dial-in, listen-only mode, but will not be able to participate or vote at the Meeting.
Kinross has decided to hold this year’s meeting virtually so that we may continue to provide the enhanced flexibility and opportunity for shareholder participation irrespective of their geographic location and share ownership. Improvements in conferencing technology have also made it possible to hold virtual meetings with greater reliability and cost efficiency.
Accessing the Meeting on a dial-in, listen-only mode
Shareholders and guests from the United States and Canada may also access the Meeting on a ‘listen-only’ mode by dialing into the Meeting using their telephone. Shareholders and guests who dial-in using their telephone will only be able to listen to the proceedings of the Meeting and will not otherwise be able to participate, vote, ask questions or view any visual presentations made at the Meeting.
To access the Meeting on a listen-only mode from the United States and Canada, please call the toll-free number: 1-800-990-2777, conference ID: 42038.
At the Meeting, and at any postponement or adjournment thereof, shareholders will:
Receive Financial Statements — receive the Company’s 2025 audited consolidated financial statements together with the report of the auditors on those statements (see “Financial statements” on page 22 of the Circular)
Elect Directors — elect directors of the Company for the ensuing year (see “Election of directors” on page 22 of the Circular)
Appoint Auditors — appoint KPMG LLP as auditors for the ensuing year and authorize the directors to fix their remuneration (see “Appointment of auditors” on page 22 of the Circular)
Say on Pay — vote on an advisory resolution on the Company’s approach to executive compensation (see “Advisory vote on approach to executive compensation” on page 23 of the Circular)
Other Business — transact such other business as may properly come before the Meeting or at any adjournment thereof.
Please see the Circular under the heading “Business of the Meeting” for additional information on each of these items.

HOW DO I GET AN ELECTRONIC COPY OF THE CIRCULAR AND ANNUAL REPORT?
Electronic copies of the Circular and Annual Report (the Meeting Materials) may be accessed online on Kinross’ website —
www.kinross.com/news-and-investors/, (under the Meeting and Annual Reports section), or under the Company’s profile on the System for Electronic Data Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.
HOW DO I GET A PAPER COPY OF THE CIRCULAR AND ANNUAL REPORT?
You can request a paper copy of the Meeting Materials to be sent to you by regular postal delivery free of charge. Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR.
If you would like paper copies of the Meeting Materials, you should first determine whether you are (i) a registered shareholder or (ii) a beneficial shareholder (non-registered shareholder) of common shares, as are most of the Company’s shareholders.
You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Kinross’ transfer agent in your name and not in the name of an intermediary such as a bank, trust company, securities broker, trustee or other nominee.
You are a beneficial (non-registered) shareholder if an intermediary holds your shares on your behalf. This means the shares are registered with Kinross’ transfer agent in your intermediary’s name, and you are the beneficial owner.
Requests for paper copies by registered shareholders (with a 15-digit control number) may be made by calling toll free, within North America at 1-866-962-0498 or direct, from outside North America at 514-982-8716. Registered shareholders with questions about notice and access may call Computershare Investor Services Inc. (the Transfer Agent) toll-free at 1-866-964-0492.
Requests for paper copies by beneficial shareholders may be made through the internet by going to www.proxyvote.com and entering the 16-digit control number located on the accompanying form of proxy and following the instructions provided. Alternatively, for shareholders in North America, requests may be made by telephone at any time prior to the Meeting by calling toll-free at 1-877-907-7643. Beneficial shareholders with questions about notice and access may call Broadridge toll-free from within USA and Canada at 1-844-916-0609 for service in English and 1-844-973-0593 for service in French. If calling from outside the United States and Canada, beneficial shareholders may call 1-303-562-9305 for service in English and 1-303-562-9306 for service in French.
A paper copy will be sent to you within 2 business days of receiving your request. Therefore, to receive the Meeting Materials in advance of the deadline to submit your vote as described below, you should make your request before 5:00 p.m. (EDT) on April 21, 2026. For requests made on or after the date of the Meeting, please call Kinross toll-free at 1-866-561-3636 within North America (shareholders outside of North America may e-mail info@kinross.com), and a paper copy will be sent to you within 10 calendar days after receiving your request.
HOW DO I VOTE MY SHARES?

Holders of common shares as at the close of business on March 5, 2026 are entitled to vote at the Meeting. You may vote in advance of the Meeting. It is recommended that you vote by telephone or internet to ensure that your vote is received before the Meeting. In order to vote by telephone or the internet, please carefully follow the instructions on the form of proxy or voting instruction form.
To be valid, proxies must be received by Kinross’ transfer agent no later than 10:00 a.m. (Toronto time) on April 28, 2026 or if the Meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or applicable holidays in Ontario) prior to the reconvened meeting. Kinross reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy.
You may also vote your common shares at the Meeting by following the instructions on pages 13 to 20 of the Circular.
This notice is not a ballot or proxy card. You cannot use this notice to vote your shares. This communication presents only an overview of the more complete proxy materials that are available to you on the internet.
If you have any questions relating to voting your common shares, please contact the Company’s proxy solicitor, Kingsdale Advisors, by telephone at 1-866-851-3217 toll-free in North America or +1-437-561-5016 (call and text enabled) outside of North America or by email at contactus@kingsdaleadvisors.com.
The contents of the Circular and its delivery to the shareholders of the Company have been approved by the Board of Directors.
DATED at Toronto, Ontario this 3rd day of March, 2026.
By order of the Board of Directors
Michelle Long
Corporate Secretary

Shareholders who are unable to attend the virtual meeting or vote in advance by telephone or through the internet are requested to vote by proxy so that as large a representation as possible may be had at the Meeting. You may appoint a proxy to attend and vote on your behalf at the Meeting. If you wish to appoint a proxy, please carefully follow the instructions in the accompanying form of proxy or voting instruction form. You will need the control number contained in the accompanying form of proxy or voting instruction form in order to vote and/or appoint a proxy.

Internet voting
For non-registered (beneficial) shareholders, follow the instructions on the voting instruction form. For registered shareholders, go to www.investorvote.com
Telephone voting
Call the toll-free number shown on the form of proxy or voting instruction form
Voting by mail or delivery
Complete the form of proxy or voting instruction form and return it in the envelope provided
PLEASE REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING